UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 5)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Register.com, Inc.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    75914G101
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  June 30, 2005
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

      This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 22, 2004, as amended by Amendment No. 1 filed on May 25, 2004, Amendment No. 2 filed on February 9, 2005, Amendment No. 3 filed on June 8, 2005 and Amendment No. 4 filed on June 10, 2005 (together, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. ("Barington") and others with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Register.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 575 Eighth Avenue, 8th Floor, New York, New York 10018.

Item 4.     Purpose of Transaction.
            -----------------------

      The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

      On June 30, 2005, Barington delivered to the Secretary of the Company a letter (the "Nomination Letter") notifying the Company of Barington's intention to nominate nine (9) persons for election to the Board of Directors of the Company at the 2005 Annual Meeting of Stockholders of the Company. A copy of the Nomination Letter is attached as Exhibit 99.9 hereto and incorporated herein by reference.

      Barington determined to deliver the Nomination Letter at this time because of a provision in the Company's Bylaws that would purport to preclude shareholder nominations for election to the Board of Directors of the Company at the September 8, 2005 Annual Meeting unless notice were given within 10 days after the June 20, 2005 public announcement of the date of such meeting.

      On June 27, 2005, RCM Acquisition Co., LLC ("RCM Acquisition"), an affiliate of Barington, and the Company entered into a confidentiality agreement which pertains to, among other things, the furnishing of confidential information of the Company to RCM Acquisition and its representatives.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

      Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.       Exhibit Description

99.9 Letter, dated June 30, 2005, from Barington to the Secretary of the Company.

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 30, 2005

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                       By: Barington Companies Investors,
                                           LLC, its general partner


                                       By: /s/ James A. Mitarotonda
                                           -----------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member


                                       BARINGTON COMPANIES INVESTORS, LLC


                                       By: /s/ James A. Mitarotonda
                                           -----------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member


                                       /s/ James A. Mitarotonda
                                       ---------------------------------
                                       James A. Mitarotonda



                                       BARINGTON COMPANIES OFFSHORE FUND,
                                       LTD. (BVI)


                                       By: /s/ James A. Mitarotonda
                                           -----------------------------
                                       Name: James A. Mitarotonda
                                       Title: President

                                       BARINGTON COMPANIES ADVISORS, LLC


                                       By: /s/ James A. Mitarotonda
                                           -----------------------------
                                       Name: James A. Mitarotonda
                                       Title: Authorized Signatory

                                       BARINGTON CAPITAL GROUP, L.P.
                                       By: LNA Capital Corp., its general
                                           partner

                                       By: /s/ James A. Mitarotonda
                                           -----------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO


                                       LNA CAPITAL CORP.


                                       By: /s/ James A. Mitarotonda
                                           -----------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO

                                       PARCHE, LLC
                                       By: Admiral Advisors, LLC, its
                                           managing member


                                       By: /s/ Jeffrey M. Solomon
                                           -----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                       By: Admiral Advisors, LLC, its
                                           managing member


                                       By: /s/ Jeffrey M. Solomon
                                           -----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       ADMIRAL ADVISORS, LLC
                                       By: Ramius Capital Group, LLC, its
                                           sole member


                                       By: /s/ Jeffrey M. Solomon
                                           -----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                       RAMIUS CAPITAL GROUP, LLC
                                       By: C4S & Co., LLC, its Managing
                                           Member


                                       By: /s/ Jeffrey M. Solomon
                                           -----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Managing Member


                                       C4S & CO., LLC



                                       By: /s/ Jeffrey M. Solomon
                                           -----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Managing Member



                                       /s/ Jeffrey M. Solomon
                                       ---------------------------------
                                       Jeffrey M. Solomon, individually and
                                       as attorney-in-fact for Peter A.
                                       Cohen, Morgan B. Stark, and Thomas W.
                                       Strauss


                                       MILLENCO, L.P.
                                       By: Millennium Management, L.L.C.,
                                           its general partner

                                       By: /s/ Terry Feeney
                                           -----------------------------
                                       Name: Terry Feeney
                                       Title: Chief Operating Officer

                                       MILLENNIUM MANAGEMENT, L.L.C.

                                       By: /s/ Terry Feeney
                                           -----------------------------
                                       Name: Terry Feeney
                                       Title: Chief Operating Officer

                                       /s/ Israel A. Englander by Simon M.
                                       Lorne pursuant to Power of Attorney
                                       previously filed with the SEC
                                       -------------------------------------
                                       Israel A. Englander